Genco Shipping & Trading Limited
299 Park Avenue, 12th Floor
New York, NY 10171

November 23, 2015

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, D.C. 20549
Attention:  Sonia Bednarowski, Esq.

Re:	Genco Shipping & Trading Limited (the “Registrant”)
Registration Statement on Form S-3 (File No. 333-206023)

Dear Ms. Bednarowski:

The undersigned hereby respectfully requests that, pursuant to Rule 461 under the Securities Act of 1933, as amended, the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated so that it will become effective on Wednesday, November 25, 2015 at 4:30 p.m. (E.S.T.), or as soon thereafter as is practicable.

The undersigned, on behalf of the Registrant, hereby acknowledges that:

•	should the Securities & Exchange Commission (the “Commission”) or the Staff thereof (the “Staff”), acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure of the filing; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Randal Murdock of Kramer Levin Naftalis & Frankel LLP, outside counsel to the Registrant, at (212) 715-9325 upon the Registration Statement becoming effective.

Very truly yours,

Genco Shipping & Trading Limited

By:	/s/ John C. Wobensmith
Name: John C. Wobensmith
Title: President